Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements
Three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

BURCON NUTRASCIENCE CORPORATION
Condensed Consolidated Interim Balance Sheets
(Unaudited)
As at December 31, 2016 and March 31, 2016

(Prepared in Canadian dollars)

	December 31,	March 31,
	2016	2016
	$	$

ASSETS

Current assets
Cash and cash equivalents	5,846,290	2,479,862
Amounts receivable (note 10)	49,867	152,143
Prepaid expenses	136,296	171,209
	6,032,453	2,803,214

Property and equipment	534,548	514,203
Deferred financing costs (note 5)	-	58,376
Deferred development costs (note 4)	-	222,343
Goodwill	1,254,930	1,254,930

	7,821,931	4,853,066

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 10)	335,680	701,748

Convertible note (note 5)	1,796,725	-
Accrued interest (note 5)	104,902	-
Derivative liabilities (notes 5 and 6(a))	204,386	-
Deferred revenue	-	39,097

	2,441,693	740,845

SHAREHOLDERS’ EQUITY (note 6)
Capital stock	70,000,001	64,936,947
Contributed surplus	6,666,345	6,487,975
Options	10,394,073	9,779,276
Warrants	281,989	458,187
Deficit	(81,962,170)	(77,550,164)

	5,380,238	4,112,221

	7,821,931	4,853,066

Going concern (note 1)

Approved by the Audit Committee of the Board of Directors

“Douglas Gilpin” (signed)	“Peter H. Kappel” (signed)

Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three and nine months ended December 31, 2016 and 2015

(Prepared in Canadian dollars)

	Three months ended		Nine months ended
		December 31		December 31
	2016	2015	2016	2015
	$	$	$	$
REVENUE
Royalty income (note 2(a))	30,158	23,588	79,007	73,240

EXPENSES
Research and development (note 7)	480,624	679,253	1,681,031	2,007,464
Intellectual property	231,506	349,534	969,427	1,202,509
General and administrative (note 8)	796,400	742,594	1,844,910	2,036,676
	1,508,530	1,771,381	4,495,368	5,246,649
LOSS FROM OPERATIONS	(1,478,372)	(1,747,793)	(4,416,361)	(5,173,409)

INTEREST AND OTHER INCOME	7,564	8,537	38,008	36,925
INTEREST EXPENSE (note 5)	(64,160)	-	(161,621)	-
FOREIGN EXCHANGE GAIN	24,434	71,884	39,928	176,831
CHANGE IN FAIR VALUE OF
DERIVATIVE LIABILITY (note 5)	124,305	-	88,040	-
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(1,386,229)	(1,667,372)	(4,412,006)	(4,959,653)

BASIC AND DILUTED LOSS PER SHARE	(0.04)	(0.05)	(0.12)	(0.14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited)
For the nine months ended December 31, 2016 and 2015

(Prepared in Canadian dollars)

	Number of
	fully paid						Total
	common	Capital	Contributed				shareholders’
	shares	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2015	34,144,969	60,964,605	6,259,626	9,190,098	357,945	(70,980,388)	5,791,886

Loss and comprehensive loss for the period	-	-	-	-	-	(4,959,653)	(4,959,653)
Rights offering (note 6(a))	1,552,044	3,507,620	-	-	-	-	3,507,620
Share issue costs (note 6(a))	-	(154,095)	-	-	-	-	(154,095)
Warrants issued (note 6(a))	-	-	-	-	279,817	-	279,817
Warrant adjustment (note 6(a))	-	-	-	-	7,118	-	7,118
Stock-based compensation expense (note 6(c))	-	-	-	715,660	-	-	715,660
Balance - December 31, 2015	35,697,013	64,318,130	6,259,626	9,905,758	644,880	(75,940,041)	5,188,353

Balance - March 31, 2016	35,832,750	64,936,947	6,487,975	9,779,276	458,187	(77,550,164)	4,112,221

Loss and comprehensive loss for the period	-	-	-	-	-	(4,412,006)	(4,412,006)
Rights offering (note 6(a))	1,990,708	5,136,027	-	-	-	-	5,136,027
Share issue costs (note 6(a))	-	(112,833)	-	-	-	-	(112,833)
Options exercised (note 6(c))	3,717	39,860	-	(39,860)	-	-	-
Warrants expired (note 6(a))	-	-	178,370	-	(178,370)	-	-
Warrant adjustment (note (6(a))	-	-	-	-	2,172	-	2,172
Stock-based compensation expense (note 6(c))	-	-	-	654,657	-	-	654,657
Balance - December 31, 2016	37,827,175	70,000,001	6,666,345	10,394,073	281,989	(81,962,170)	5,380,238

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
For the nine months ended December 31, 2016 and 2015
(Prepared in Canadian dollars)

	2016	2015
	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(4,412,006)	(4,959,653)
Items not affecting cash
Amortization of deferred development costs	222,343	400,218
Amortization of property and equipment	109,763	92,494
Amortization of deferred revenue	(39,097)	(70,375)
Unrealized foreign exchange gain	(33,315)	(176,831)
Interest expense	161,621	-
Change in fair value of convertible note derivative liability	(88,040)	-
Financing expense	112,259	286,935
(Gain) loss on disposal of property and equipment	(17,891)	863
Stock-based compensation expense	654,657	715,660

	(3,329,706)	(3,710,689)
Changes in non-cash working capital items
Amounts receivable	102,276	128,510
Prepaid expenses	34,913	21,865
Accounts payable and accrued liabilities	(314,077)	(320,486)

	(3,506,594)	(3,880,800)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment	19,431	-
Acquisition of property and equipment	(156,781)	(47,495)

	(137,350)	(47,495)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of convertible note	2,000,000	-
Convertible note issue costs	(77,655)	-
Issue of capital stock	5,136,027	3,507,620
Share issue costs	(81,315)	(131,510)

	6,977,057	3,376,110

FOREIGN EXCHANGE GAIN ON CASH AND CASH EQUIVALENTS	33,315	59,430

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,366,428	(492,755)

CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	2,479,862	2,400,965

CASH AND CASH EQUIVALENTS – END OF PERIOD	5,846,290	1,908,210

INTEREST RECEIVED	29,131	22,521

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

1.	Going concern

Burcon NutraScience Corporation (“Burcon” or the “Company”) is an incorporated entity headquartered in Vancouver, British Columbia, Canada.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at December 31, 2016, the Company had minimal revenues from its technology and had an accumulated deficit of $81,962,170 (March 31, 2016 - $77,550,164). During the nine months ended December 31, 2016, the Company incurred a loss of $4,412,006 (2016 - $4,959,653) and had negative cash flow from operations of $3,506,594 (2015 - $3,880,800). The Company has relied on equity financings, private placements, rights offerings, other equity transactions and issuance of convertible debt to provide the financing necessary to undertake its research and development activities. As at December 31, 2016, the Company had cash and cash equivalents of $5,846,290 (March 31, 2016 - $2,479,862). These conditions indicate existence of a material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital. On November 30, 2016, the Company completed a rights offering for 1,990,708 common shares (the “2016 Rights Offering”) at a price of $2.58 per common share for gross proceeds of approximately $5.1 million and net proceeds of approximately $5.0 million (note 6(a)). Although the Company expects to receive royalty revenues from its license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) from the sales of CLARISOY™, future royalty revenues cannot be ascertained at this time.

These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2.	Nature of operations

Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary have developed CLARISOY™, a soy protein; and are developing Peazazz®, a pea protein, and Puratein®, Supertein® and Nutratein®, three canola protein isolates.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

a)	CLARISOY™

Burcon has a 20-year Soy Agreement with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include the license to ADM of all intellectual property, including know-how and trade secrets concerning the manufacture and use of CLARISOY™, the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon. Since signing the agreement, Burcon has filed additional patent applications to seek important commercial protection for the production and use of CLARISOY™. ADM has elected to include these applications to the license and, if granted, could lengthen the royalty term under the Soy Agreement to at least the year 2035. In November 2016, ADM confirmed that it has fully commissioned the first large-scale CLARISOY™ production facility at its North American headquarters in Decatur, Illinois.

b)	Peazazz®

Burcon has developed a novel pea protein isolate that it has branded Peazazz®. In June 2013, Burcon announced that it had completed the construction of a Peazazz® semi-works production facility located in Winnipeg, Manitoba. Burcon has been using the semi-works production facility to provide market development quantities (tonnage amounts) to customers for product and market development activities.

Burcon has executed a number of material transfer agreements with potential partners and customers, and has been in discussions with a select group of potential partners to discuss the commercialization of Peazazz® and is considering various options, including building full-scale production facilities through a variety of partnerships.

c)	Puratein®, Supertein® and Nutratein®

Burcon is developing three canola protein isolate products, Puratein®, Supertein® and Nutratein®. In 2008, Puratein® and Supertein® achieved US self-affirmed GRAS (“Generally Recognized As Safe”) status, and the US Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein® and Supertein® in 2010.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

3.	Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting, on a basis consistent with those followed in the most recent annual consolidated financial statements, and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). Certain financial statement line items have been reclassified to conform with financial statement presentation adopted in the current periods. These condensed consolidated financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the board of Directors on February 8, 2017.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s IFRS consolidated annual financial statements for the year ended March 31, 2016.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly. Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at December 31, 2016 are as follows:

	Place of	Interest
	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

Accounting standards issued and not yet effective

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease. The required adoption date is January 1, 2019, with early adoption permitted.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes International Accounting Standards (“IAS”) 18, Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 9 - Financial Instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company is currently assessing the impact of IFRS 7, 9, 15 and IFRS 16 and the expected date of adoption.

4.	Deferred development costs

On March 4, 2011, concurrent with signing the Soy Agreement, the Company commenced deferring development costs related to CLARISOY™. The Company ceased deferring development costs related to CLARISOY™ on June 30, 2012 and commenced amortizing these costs over 50 months on a straight-line basis.

$
Cost at December 31, 2016	2,223,435
Accumulated amortization at March 31, 2016	2,001,092
Current period amortization	222,343
Accumulated amortization at December 31, 2016	2,223,435
Net book value at December 31, 2016	-
Cost at March 31, 2016	2,223,435
Accumulated amortization at March 31, 2015	1,467,468
Current period amortization	533,624
Accumulated amortization at March 31, 2016	2,001,092
Net book value at March 31, 2016	222,343

5.	Convertible note

On May 12, 2016, the Company issued a convertible note (the “Note”) to a wholly-owned subsidiary of ITC Corp. for the principal amount of $2.0 million (the “Principal Amount”) with net proceeds of approximately $1.9 million. The Note bears interest at 8% per annum, compounded monthly. The Principal Amount and accrued interest will be payable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note (the “Maturity Date”), or voluntary prepayment by the Company. The Lender may convert the Principal Amount in whole or in part at $4.01 per share into common shares of the Company at any time commencing on or after July 1, 2016 and up to and including the Maturity Date.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

Burcon has the right, before the Maturity Date, upon written notice to ITC Corp. of not less than thirty days, to prepay in cash all or any portion of the Principal Amount by paying to ITC Corp. an amount equal to the Principal Amount to be prepaid multiplied by 110%. The payment of the Principal Amount and all accrued and unpaid interest thereon will be subordinated in right of payment to any amount owing in respect of secured indebtedness of the Company. Subject to the consent of ITC Corp., Burcon may pay any interest that is due and payable under the Note through the issuance of common shares at a conversion price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately prior to the date such interest is due and payable.

The conversion option was recorded as a derivative liability (note 12). Under the terms of the Note, there are certain conditions where the conversion price may be adjusted. Therefore, in accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

Pursuant to the terms of the terms of the Note, the conversion price had to be adjusted upon the completion of the 2016 Rights Offering. Therefore, the conversion price of the Note was adjusted effectively immediately after the record date of the 2016 Rights Offering, being November 3, 2016 from $4.01 per share to $3.99 per share.

The Company incurred transaction costs of $77,655 associated with the issuance of the Note, including $58,376 incurred up to March 31, 2016. Of these costs, $7,366 has been recorded as financing expense in the first quarter of fiscal 2017, being the portion related to the derivative liability component of the convertible note.

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in interest and other income in the condensed consolidated interim statement of operations and comprehensive loss. The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions: expected volatility of 63%; expected dividend per share of nil; entity-specific credit spread, and expected life of 3 years. The initial fair value of the net derivative liability was estimated as $189,705 as at the issue date of the Note. As at December 31, 2016, the fair value of the net derivative liability was estimated to be $101,665 and the changes (decrease) in fair value of the derivative liability of $124,305 and $88,040 were recorded for the three and nine months ended December 31, 2016 (note 12).

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

6.	Shareholders’ equity

	a)	Capital stock

Authorized
          Unlimited number of common shares without par value

2016 Rights Offering

On November 30, 2016, the Company completed the 2016 Rights Offering for 1,990,708 common shares at $2.58 per common share for gross proceeds of $5,136,027, and net proceeds of approximately $5.0 million. Burcon issued to each shareholder one right (the “2016 Right”) for each common share held by such shareholder. Every eighteen 2016 Rights entitled the holder thereof to purchase one common share in the Company at a price of $2.58 per common share.

Financing costs related to the 2016 Rights Offering of $7,800 incurred up to September 30, 2016 were recorded as deferred financing costs and transferred to share issue costs upon the completion of the financing on November 30, 2016. Burcon incurred additional share issue costs related to the rights offering of $105,033 during the current quarter.

Subject to certain conditions, two shareholders (the “2016 Guarantors”), ITC Corp. and Mr. Allan Yap (“Mr. Yap”), the Company’s Chairman and Chief Executive Officer (note 10), had each agreed to provide a standby guarantee (the “2016 Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,990,708 common shares being issued under the 2016 Rights Offering. As the 2016 Rights Offering was over-subscribed, the 2016 Guarantors were not required to fulfill their respective obligations under the 2016 Standby Commitment. As consideration for the 2016 Standby Commitment, the 2016 Guarantors received share purchase warrants (“2016 Standby Warrants”) entitling the 2016 Guarantors to acquire up to 497,677 common shares at an exercise price of $2.58 per common share that would be exercisable up to November 30, 2018. In accordance with the policies of the TSX, the issuance of the 2016 Standby Warrants to the 2016 Guarantors is subject to shareholder approvals, which will be sought at Burcon's next AGM, expected to be held in September 2017. If the Company fails to obtain the requisite shareholder approvals, the Company will pay to the 2016 Guarantors a cash fee in the aggregate of $102,721 as compensation for the 2016 Standby Commitment. The 2016 Standby Commitment Agreement gave rise to a financial asset and liability, which have been initially recorded at fair value as a derivative asset and liability of $102,721, respectively, with the change in fair value to be recorded through profit and loss. As noted above, the 2016 Guarantors were not required to fulfill their respective obligations under the 2016 Standby Commitment, and therefore the change in the fair value of the derivative asset of $102,721 has been recognized as a financing expense in the current quarter.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

2015 Rights Offering

On April 30, 2015, the Company completed an offering of shares by way of a rights offering for 1,552,044 common shares (the “2015 Rights Offering”) at $2.26 per common share for gross proceeds of $3,507,620, and net proceeds of approximately $3.4 million. Burcon issued to each shareholder one right (the “2015 Right”) for each common share held by such shareholder. Every twenty-two 2015 Rights entitled the holder thereof to purchase one common share in the Company at a price of $2.26 per common share.

Financing costs related to the 2015 Rights Offering of $93,518 incurred up to March 31, 2015 were recorded as deferred financing costs and transferred to share issue costs upon the completion of the financing on April 30, 2015. Burcon incurred additional share issue costs related to the rights offering of $60,163 during the first quarter of fiscal 2016.

Subject to certain conditions, three corporate shareholders (the “2015 Guarantors”), including ITC Corp. (note 10), had each agreed to provide a standby guarantee (the “2015 Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the 2015 Rights Offering. As the 2015 Rights Offering was over-subscribed, the 2015 Guarantors were not required to fulfill their respective obligations under the 2015 Standby Commitment.

As consideration for the 2015 Standby Commitment, the 2015 Guarantors received share purchase warrants (“2015 Standby Warrants”) entitling the 2015 Guarantors to acquire up to 388,011 common shares at an exercise price of $2.26 per common share that will be exercisable up to April 30, 2017. In accordance with the policies of the TSX, the issuance of the 2015 Standby Warrants to the 2015 Guarantors was subject to shareholder approval, which was granted at Burcon's annual general meeting on September 3, 2015. The 2015 Standby Commitment Agreement originally gave rise to a financial asset and liability, which had been initially recorded at fair value as a derivative asset and liability of $70,152, respectively, with the change in fair value to be recorded through profit or loss. As noted above, the 2015 Guarantors were not required to fulfill their respective obligations under the 2015 Standby Commitment, and therefore the derivative asset of $70,152 was recognized as a financing expense in the first quarter of fiscal 2016. Burcon has estimated the value of the 2015 Standby Warrants to be $279,817 using the Black-Scholes option pricing model and has recorded the amount by which the fair value of the 2015 Standby Warrants exceeded the value of the derivative liability as financing expense (note 8) in the second quarter of fiscal 2016.

Pursuant to the terms of the warrant certificates issued to the 2015 Guarantors of the 2015 Rights Offering, the exercise price must be adjusted upon the occurrence of certain events, including future rights offerings by the Company. Upon completion of the 2016 Rights Offering, the exercise price of 2015 Warrants was adjusted effectively immediately after the record date of the 2016 Rights Offering, being November 3, 2016, from $2.26 per share to $2.25 per share. The Company has recorded $2,172 during the current quarter for this adjustment.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

2014 Rights Offering

Pursuant to the terms of the warrant certificates issued to the guarantors of the rights offering that completed in April 2014, (the “2014 Rights Offering”), the exercise price and number of shares purchasable must be adjusted upon the occurrence of certain events, including future rights offerings by the Company. Upon completion of the 2015 Rights Offering, the warrants from the 2014 Rights Offering were adjusted effectively immediately after the record date of the rights offering, being April 2, 2015. The original number of warrants issued to acquire up to 232,534 common shares was adjusted to 235,880 and the original exercise price of $2.82 per share was adjusted to $2.78 per share. The Company recorded $7,118 during the first quarter of fiscal 2016 for this adjustment. In March 2016, ITC Corp. exercised its warrants to acquire 120,629 common shares and the balance of the warrants to acquire 115,251 common shares expired unexercised on April 2, 2016.

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At December 31, 2016, 3,423,360 (March 31, 2016 - 2,975,579) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.33 and $9.60 per common share. An additional 359,357 (March 31, 2016 - 607,696) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

	Nine months ended
	December 31, 2016		Year ended March 31, 2016

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Outstanding - Beginning of period	2,975,579	5.08	2,512,167	5.66
Granted	476,832	2.66	614,954	2.36
Exercised	(29,051)	2.42	(64,462)	2.54
Forfeited/Expired	-	-	(87,080)	4.33
Outstanding - End of period	3,423,360	4.77	2,975,579	5.08

The following table summarizes information about stock options outstanding and exercisable at December 31, 2016:

		Options outstanding		Options exercisable

	Number			Number
	outstanding	Weighted		exercisable
Range	at	average	Weighted	at	Weighted
of	December	remaining	average	December	average
exercise	31,	contractual	exercise	31,	exercise
prices	2016	life	price	2016	price
$		(years)	$		$

2.33 - 4.16	2,370,860	8.09	2.81	1,622,479	2.91
6.78 – 9.60	1,052,500	3.26	9.19	1,052,500	9.19

	3,423,360			2,674,979

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Nine months
	ended	Year ended
	December 31,	March 31,
	2016	2016

Dividend yield	0.0%	0.0%
Expected volatility	53.3%	53.3%
Risk-free interest rate	1.6%	1.4%
Expected forfeitures	8.7%	9.4%
Expected average option term (years)	7.8	7.8

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the third quarter of Fiscal 2017 was $1.53 and for the year ended March 31, 2016, $1.34 per option.

For the three and nine months ended December 31, 2016, included in research and development expenses is $58,537 and $203,384, respectively, (2015 - $77,251 and $241,718) ( note 7) of stock-based compensation and included in general and administrative expenses (salaries and benefits) is $301,473 and $451,273, respectively (2015 - $311,828 and $473,942) (note 8) of stock-based compensation.

7.	Research and development

	Three months ended		Nine months ended
		December 31		December 31

	2016	2015	2016	2015
	$	$	$	$

Salaries and benefits (note 6)	333,144	351,081	1,026,080	1,078,065
Laboratory operation	73,067	121,513	207,714	305,194
Amortization of property and equipment	38,248	32,571	107,642	90,387
Rent	22,845	22,737	68,463	68,031
Analyses and testing	11,111	15,440	36,351	54,409
Travel and meals	2,209	2,505	12,438	11,160
Amortization of deferred development costs	-	133,406	222,343	400,218

	480,624	679,253	1,681,031	2,007,464

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

8.	General and administrative

	Three months ended		Nine months ended
		December 31		December 31

	2016	2015	2016	2015
	$	$	$	$

Salaries and benefits (note 6)	544,842	571,436	1,184,164	1,204,193
Financing expense (note 6)	104,893	8,227	112,259	300,473
Office supplies and services (note 10)	42,494	48,300	132,274	139,362
Investor relations	33,482	37,033	111,792	114,457
Professional fees	25,156	28,929	143,475	91,037
Other	19,112	17,851	58,799	53,956
Travel and meals	17,519	23,531	56,716	69,394
Transfer agent and filing fees	7,818	6,116	42,177	47,238
Amortization of property and equipment	694	772	2,120	2,107
Management fees (note 10)	390	399	1,134	14,459

	796,400	742,594	1,844,910	2,036,676

9.	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended		Nine months ended
		December 31		December 31

	2016	2015	2016	2015
	$	$	$	$

Loss for the period, being loss attributable to common shareholders - basic and diluted	(1,386,229)	(1,667,372)	(4,412,006)	(4,959,653)

	Shares	Shares	Shares	Shares

Weighted average common shares - basic and diluted	36,504,178	35,697,013	36,057,373	35,533,343

Basic and diluted loss per share	(0.04)	(0.05)	(0.12)	(0.14)

For the three and nine months ended December 31, 2016 and 2015, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

10.	Related party transactions

The Company engaged a company that is controlled by ITC Corp., an entity that has significant influence over Burcon for the following related party transactions:

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

Included in general and administrative expenses (office supplies and services) for the three and nine months ended December 31, 2016 is $20,117 and $60,125, respectively (2015 - $18,550 and $55,650) for office space rental, services, and equipment rental.

For the three and nine months ended December 31, 2016, included in general and administrative expenses (management fees) is $391 and $1,135, respectively (2015 - $399 and $14,459) for services provided to the Company. At December 31, 2016, $118 (March 31, 2016 - $130) of this amount is included in accounts payable and accrued liabilities. For the three and nine months ended December 31, 2016, included in interest and other income is $2,011 and $10,796, respectively (2015 - $3,106 and $13,152) for management services provided by the Company. At December 31, 2016, $807 (March 31, 2016 - $658) of this amount is included in amounts receivable. Included in share issue costs are fees of $nil (2015 - $1,410) incurred during the nine months ended December 31, 2016 for administrative services provided directly for financing.

Of the warrant adjustment of $2,172 (note 6(a)) related to the 2015 Rights Offering that was recorded as financing expense in the current quarter, $1,111 related to the warrants issued to ITC Corp. Similarly, of the warrant adjustment of $7,118 (note 6(a)) related to the 2014 Rights Offering that was recorded as financing expense in the first quarter of Fiscal 2016, $3,640 related to the warrants issued to ITC Corp. During the second quarter of Fiscal 2016, the Company issued warrants to ITC Corp. related to the Rights Offering (note 6(a)) and estimated fair value to be $143,099. Of this amount, $107,223, representing the amount by which the fair value of the 2015 Standby Warrants exceeded the value of the derivative liability, was recorded as financing expense.

On May 12, 2016, the Company issued a convertible note to a wholly-owned subsidiary of ITC Corp. (note 5).

As consideration for the 2016 Standby Commitment (note 6), the 2016 Guarantors, ITC Corp. and Mr. Yap, are entitled to receive share purchase warrants to acquire up to 253,815 and 243,862 common shares, respectively, at an exercise price of $2.58 per common share that are exercisable up to November 30, 2018.

11.	Key management compensation

Key management includes the Company’s CEO and COO. Remuneration of directors and key management personnel comprises:

	2016	2015
	$	$

Short-term benefits	261,116	283,057
Option-based awards	299,533	301,959

	560,649	585,016

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 6 to these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

12.	Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the three and nine months ended December 31, 2016, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.81% and 0.68% per annum, respectively (2015 – 0.82% and 0.94% per annum). The impact of a 1% strengthening or weakening of interest rates on the Company’s cash and cash equivalents at December 31, 2016 is estimated to be a $58,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 13). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. Refer also to Note 1. The Company’s estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at December 31, 2016 is $2,440,582, of which $335,680 is due within the next 12 months.

Fair value

The fair value of the Company’s short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the conversion option and prepayment option related to the Note, as well as the fair value of the derivative asset and liability related to the Standby Commitment, , are level 3 fair values. The methods and assumptions used to determine the fair value are described in note 5 and 6(a).

The fair value of the Note approximates the carrying value as at December 31, 2016 given the risk-free rate and the credit spread of the Company have not changed substantially since the issue date of the Note.

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

The carrying values and fair values of financial instruments, by class, are as follows as at December 31, 2016 and March 31, 2016:

As at December 31, 2016

	At fair value		Financial
	through profit	Loans and	liabilities at
	or loss	receivables	amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	5,846,290	-	5,846,290
Amounts receivable	-	49,867	-	49,867
Total	-	5,896,157	-	5,896,157

Financial liabilities
Accounts payable and accrued liabilities	-	-	335,680	335,680
Convertible note	-	-	1,796,725	1,796,725
Accrued interest	-	-	104,902	104,902
Derivative liability	204,386	-	-	204,386
Total	204,386	-	2,237,307	2,441,693

As at March 31, 2016

	At fair value		Financial
	through profit	Loans and	liabilities at
	or loss	receivables	amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	2,479,862	-	2,479,862
Amounts receivable	-	152,143	-	152,143
Total	-	2,632,005	-	2,632,005

Financial liabilities
Accounts payable and accrued liabilities	-	-	701,748	701,748
Total	-	-	701,748	701,748

Currency risk

The Company has not hedged its exposure to currency fluctuations. As at December 31, 2016 and March 31, 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

BURCON NUTRASCIENCE CORPORATION
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Unaudited)
(Prepared in Canadian dollars)

	December 31,
	2016	March 31, 2016
U.S. Dollars
Cash and cash equivalents	$757,170	$1,378,118
Amounts receivable	22,609	7,050
Accounts payable and accrued liabilities	(21,412)	(14,352)
Net exposure	$758,367	$1,370,816

Canadian dollar equivalent	$1,018,260	$1,780,279

Based on the above net exposure at December 31, 2016, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $102,000 (March 31, 2016 - $178,000) in the Company’s loss from operations.

13.	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development programs. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Refer also to note 1.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the nine months ended December 31, 2016.